SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         for the month of November 2002


                             TOP IMAGE SYSTEMS LTD.
                 (translation of registrant's name into English)


                                2 HaBarzel Street
                           Ramat Hahayal, Israel 69710
                    (address of principal executive offices)


 Indicate by check mark whether the registrant files or with file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F   X     Form 40-F
                             -------           -------

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.


                             Yes            No   X
                                 -------      -------

         Attached to the Registrant's Form 6-K, and incorporated by reference herein is the Registrant's press release dated November 13, 2002 regarding the Registrant's third quarter results.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            TOP IMAGE SYSTEMS LTD.


Date:  November 18, 2002                    By:  /s/ Ido Schechter
                                                 ----------------------
                                                 Ido Schechter
                                                 President